[redacted]

09040555

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
APR 01 2009
Washington, DC
110

SEC FILE NUMBER
8- 66165

27507

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHICAGO INVESTMENT GROUP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

190 N. LASALLE ST., SUITE 850
(No. and Street)

CHICAGO (City) ILLINOIS (State) 60603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILLIAM ZAWASKI (312) 377-4180
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jordan, Patke & Associates, Ltd.
(Name – *if individual, state last, first, middle name*)

300 Village Green Drive, Suite 210 (Address) Lincolnshire (City) Illinois (State) 60069 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RICHARD LYNCH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHICAGO INVESTMENT GROUP, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Executive Officer

Title

Notary Public

OFFICIAL SEAL
KENT R N WHITNEY
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:12/12/09

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHICAGO INVESTMENT GROUP, LLC

(An Illinois Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

AVAILABLE FOR PUBLIC INSPECTION

JORDAN, PATKE
& ASSOCIATES, LTD.

300 Village Green Dr., Ste 210, Lincolnshire, Illinois 60069
847.913.5400 phone | 847.913.5435 fax
www.jordanpatke.com

INDEPENDENT AUDITOR'S REPORT

To The Members of
Chicago Investment Group, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Chicago Investment Group, LLC (a Limited Liability Company) as of December 31, 2008, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chicago Investment Group, LLC at December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Jordan, Patke & Associates, Ltd.

March 31, 2009
Lincolnshire, Illinois

CONTENTS

CHICAGO INVESTMENT GROUP, LLC

(An Illinois Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

Assets		
Cash	$	360,210
Marketable securities		332,804
Receivables from and deposits with broker		428,919
Due from related parties		1,029,507
Due from employees and agents		366,280
Property and equipment, net of accumulated depreciation		233,509
Prepaid expenses		124,895
Other assets		25,863
Total assets	$	2,901,987
Liabilities and Members' Equity		
Liabilities		
Accounts payable and accrued expenses	$	304,444
Commissions payable		119,079
Capital lease payable		190,671
Other liabilities		47,483
Total liabilities		661,677
Members' Equity		2,240,310
Total liabilities and members' equity	$	2,901,987

The accompanying notes are an integral part of these financial statements.

ORGANIZATION AND NATURE OF BUSINESS

Chicago Investment Group, LLC (the "Company"), an Illinois limited liability company (formerly Chicago Investment Group, Inc. ("CIG"), an Illinois corporation), was organized on December 31, 2001. On February 15, 2002, CIG was merged with and into the Company. All of CIG's outstanding shares were converted into 100% of the membership interest of the Company.

The company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The company conducts business primarily with retail customers and introduces that business on a fully disclosed basis to a clearing broker. The Company also invests in securities for its own account.

The Company is 96.2% owned by Compass Capital Management International, LLC ("CCMI").

SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

These financial statements are presented in U.S. dollars and are prepared in accordance with accounting principles generally accepted in the United States of America.

SECURITIES TRANSACTIONS

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

INCOME TAXES

The Company has elected limited liability company status and is treated as a partnership for U.S. federal income tax purposes. Accordingly, no provision for regular income taxes has been made in these financial statements because each member is individually responsible for reporting income or loss based on his respective share of the Company's income and expenses as reported for income tax purposes. The Company prepares calendar year information tax returns and reports to the members their pro-rata allocable shares of the Company's income and expense items.

Management has continued to evaluate the application of Financial Accounting Standards Board (FASB) Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48)," to the Company, and has determined that FIN 48 does not have a material impact on the Company's financial statements. The 2005 through 2008 tax years generally remain subject to examination by the U.S. federal and most state tax authorities.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

REVENUE RECOGNITION

The Company's primary source of revenue is commissions derived from introducing customer orders for securities interests to other broker-dealers which carry the customer accounts, as well as commissions related to the sales of interest in private placement offerings. Commission revenues and the related commission expenses are recognized on the trade date when the positions are opened or closed by the respective carrying broker-dealer.

PROPERTY AND EQUIPMENT

For financial statement purposes, property and equipment is depreciated on a straight-line basis over the estimated useful life.

USE OF ESTIMATES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE

The Company adopted the provisions of Statement of Financial Accounting Statement No. 157 - "Fair Value Measurement", or SFAS 157, as of January 1, 2008. SFAS 157 provides guidance for determining fair value and requires increased disclosure regarding the inputs to valuation techniques used to measure fair value. SFAS 157 clarifies the definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

SFAS No. 157 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

FAIR VALUE (Continued)

Level 3 inputs are unobservable inputs for an asset or liability, including the Company's own assumptions used in determining the fair value of investments. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

During the year ended December 31, 2008, the Company recognized a loss on an investment which was valued based on level 3 inputs. As the Company was unable to obtain sufficient information to determine a valuation without employing the use of an outside appraisal service, the Company elected to write off the investment balance. The loss on this investment is included in loss on investment in limited liability company on the statement of income.

As of December 31, 2008, all of the Company's proprietary investments consisted of securities valued using level 1 inputs. The balances of the investment accounts were as follows:

Securities at cost	$ 119,583
Unrealized appreciation	213,221
Fair market value	$ 332,804

NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer with the SEC, is subject to the net capital requirements of Rule 15c3-1 of the Securities Exchange Act of 1934, and has elected to use the basic method as permitted by this rule. Under this rule, the company is required to maintain net capital equal to the greater of $250,000 or 6 and 2/3% of aggregate indebtedness, as defined.

At December 31, 2008, the Company had a net capital requirement of $250,000 and a net capital of $258,597 or $8,597 in excess of the minimum net capital requirements.

PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost. Depreciation is provided using the straight-line methods over the estimated useful lives of the related asset. Useful lives of property and equipment are as follows:

Office furniture and fixtures	5-7 years
Office equipment	3-5 years

PROPERTY AND EQUIPMENT (Continued)

Expenditures for renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. The details of the cost of property and equipment and accumulated depreciation are as follows:

Office furniture and fixtures	$ 41,207
Office equipment	532,210
Total property and equipment	573,417
Accumulated depreciation	(339,908)
Net property and equipment	$ 233,509

Depreciation expense was $118,350 for the year ended December 31, 2008.

CAPITAL LEASES

The Company is the lessee of office equipment under capital leases expiring in various years through 2011. The assets under capital leases are recorded at the fair value of the asset and the liabilities are recorded at the present value of the minimum lease payments. The assets are depreciated over their estimated useful lives. Depreciation of assets under capital leases is included in depreciation expense for 2008. Following is a summary of property held under capital leases:

Office equipment	$ 410,146
Accumulated depreciation	(236,034)
	$ 174,112

Minimum future lease payments under capital leases as of December 31, 2008, were as follows:

2009	$ 98,111
2010	69,296
2011	32,404
Net minimum lease payments	199,811
Amount representing interest	(9,139)
Present value of net minimum lease payments	$ 190,672

CAPITAL LEASES (Continued)

Interest rates on capitalized leases vary. Certain capital leases provide renewal or purchase options. Generally, purchase options are at prices representing the expected fair value of the property at the expiration of the lease term.

OPERATING LEASES

The Company has three non-cancelable operating lease agreements for office space expiring on various dates through July 2012. Rental expense for 2008 was $854,868.

The following is a schedule of future minimum lease payments required under these leases:

2009	$ 412,789
2010	419,893
2011	228,838
2012	53,147
	$ 1,114,667

EMPLOYEE BENEFIT PLAN

The Company has adopted a profit sharing plan which provides for employee elected compensation reductions of up to 15% of such compensation, and for discretionary matching contributions, as determined from time to time by the Company, as defined in the underlying Adoption Agreement. For the year ended December 31, 2008, there was no contribution to the plan by the Company.

RELATED PARTY TRANSACTIONS

The following is a list of related party companies and a description of the relationship between the entities and the Company.

Seat Exchange Corporation – 18% of the shares outstanding of this entity are owned by an officer of the Company.

LaSalle Technology, Inc.– 37.2% of the shares outstanding of this entity are owned by an officer of the Company.

Compass Capital Management International, LLC (CCMI) is the parent company of the Company. 100% of Compass is owned by the companies officers and employees. As of December 31, 2008 Compass owns 96.2% of the Company.

Chicago Investment Group Advisors, LLC is a newly formed company which will house the new wealth management division of the Company. It is wholly owned by an officer of the Company.

LaserShield Systems, Inc. is 20% owned by a minority shareholder of the Company.

Real Solutions Investment, LLC is owned partially by the Company, with a 45% share of the company.

DUE FROM RELATED PARTIES

The Company advances cash to related parties to help pay for various costs, including operating expenses and start—up costs. The balance is typically paid back within a year or when the related entity is financially capable of repaying the advance. These amounts bear no interest or due dates and are unsecured. The following amounts were due to the company at December 31, 2008.

Chicago Investment Group Advisors, LLC	15,300
Seat Exchange Corporation	85,996
LaserShield Systems, Inc.	59,710
LaSalle Technology, Inc.	24,221
Compass Capital Management International LLC (CCMI)	844,280
Total	$ 1,029,507

The accompanying notes are an integral part of these financial statements.

RELATED PARTY TRANSACTIONS (Continued)

COMMISSIONS

During the year ended December 31, 2008 the Company received commissions from sales of the securities of related entities as follows:

Seat Exchange	$ 605,745
LaserShield Systems	$ 395,850
Total	$ 1,001,595

These amounts are included as commissions on the statement of income.

EXPENSES PAID BY RELATED PARTIES

CCMI pays for various expenses related to the Company's operations. The legal expenses were not reimbursed and are not included in the statement of income. For the year ended December 31, 2008, these legal expenses totaled $151,633.

RENT

The company rents its office premises on a month-to-month basis from CCMI. For the year ended December 31, 2008, the company paid CCMI a total of 397,265. This arrangement is not documented by a written lease agreement.

The Company sublets office space to two related parties. For the year ended December 31, 2008, these amounts totaled $16,000 from LaSalle Technology, Inc. and $120,000 from Seat Exchange, and are included as other income on the financial statements. These arrangements are not documented by written lease agreements.

AFFILIATE AGREEMENTS

Pursuant to an agreement with the Company's clearing broker dated June 5, 2007, and effective through June 30, 2008, CCMI was permitted to reduce the principal due to the broker on a $250,000 promissory note based on transactions generated by the Company during the year ended December 31, 2008.

Transaction charge: An $8 charge on certain equity trades, which totaled $116,824 for the year ended December 31, 2008.

Interest sharing: A 50% reduction in the margin revenue sharing agreement with the Company, which totaled $67,799 for the year ended December 31, 2008.

TRADING ACTIVITIES AND RELATED RISKS

MARKET RISK

The Company's trading activities involve financial instruments, primarily securities. All financial instruments are subject to market risk, the risk that future changes in market conditions may make an instrument less valuable or more onerous. As the instruments are recognized at fair market value, those changes directly affect reported income.

INSOLVENCY RISK

The Company has a substantial portion of its assets on deposit with financial institutions. In the event of a financial institution's insolvency, recovery of Company assets on deposit may be limited to account insurance or other protection afforded such deposits.

CONTINGENT LIABILITIES

The Company is subject to certain pending and threatened legal actions which arise out of the normal course of business, and as of December 31, 2008 the Company has been named party to various legal actions. The Company intends to defend these actions. Litigation is inherently unpredictable, particularly in proceedings where claimants seek substantial or indeterminate damages, or which are in their early stages. The Company cannot predict with certainty the actual loss or range of loss related to such legal proceedings, the manner in which they will be resolved, the timing of final resolution or the ultimate settlement. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various lawsuits will not result in any material adverse effect on the Company's financial position.

The company is currently subject to two pending regulatory actions brought about by FINRA. These actions may result in fines or other disciplinary action. The Company cannot predict with certainty outcome of these actions, the manner in which they will be resolved, the timing of final resolution or estimate any monetary penalties that may be required.

INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

GOING CONCERN

These financial statements have been prepared assuming that the Company will continue as a going concern. The company has suffered recurring losses from operations in an industry that is experiencing significant uncertainty resulting in adverse market conditions. Management is currently attempting to expand the business to become more profitable. Additionally, the Company is attempting to raise additional capital through the sale of equity to finance operations until the Company can return to profitability. If the Company is not able to obtain this additional capital, or does not return to profitability, there is concern about the ability of the Company to remain a viable entity. The financial statements do not include any adjustments that might result from this uncertainty.

PRIOR PERIOD ADJUSTMENTS

During the year ended December 31, 2008, an error made in previous years was discovered. The Company was incorrectly accounting for certain capital leases as operating leases. As a result, as of December 31, 2007 property and equipment were understated by $410,146 and accumulated depreciation was understated by $148,418 and capital leases payable were understated by $277,973. Adjustments related to the correction resulted in $16,245 decrease to retained earnings.